FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 30, 2008

Item 3: News Release:

A news release dated and issued on September 30, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital and Benton Resources Commence Drill Program on Heenan Property, Swayze JV Project

Item 5: Full Description of Material Change:

Vancouver, Canada – September 30, 2008: Pacific North West Capital Corp. (“PFN”) (TSX: PFN) and Benton Resources Corp. (TSX.V: BTC) ("Benton") are pleased to announce that drilling has commenced on the Heenan Property’s Hussey-Aube gold zone which is part of the Benton - PFN joint venture in the Swayze Greenstone Belt, southwest of Timmins, Ontario.  Gold mineralization was first discovered by prospectors J. Hussey and A. Aube in 1997 and has not seen any exploration activity until the Swayze JV optioned the Heenan claim block in late 2007.  As part of the 2008 work program designed to evaluate the nickel potential of the joint venture area, prospecting by Benton over the Heenan zone returned assays grading from <2 grams per tonne up to 6.4 grams per tonne gold over a 400 meter strike length.  The zone is hosted within albitized and carbonated altered metavolcanic rocks having trace to 10% fine grained disseminated sulphides and is coincident with a distinct 600 meter-long induced polarization chargeability and resistivity anomaly.  A drill has been mobilized to the property and approximately 500 meters of drilling in three shallow drill holes will test the subsurface continuity of the gold mineralization.

Results of the drilling will be released as they are received and compiled.

Clinton Barr (P.Geo.), V.P. Exploration for Benton Resources Corp., is the qualified person responsible for this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of September 2008.